November 8, 2004


Via Facsimile and U.S. Mail

David A. Pace
Senior Vice President and General Counsel
Reebok International Ltd.
1895 J.W. Foster Boulevard
Canton, Massachusetts 02021

      Re:	Reebok International Ltd.
      	Form S-4 filed on October 26, 2004
      	File No. 333-119974

      	Schedule TO-I filed on October 26, 2004
      	File No. 5-36611

Dear Mr. Pace:

	We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you have a resale registration statement on Form
S-3
(File No. 333-117751) with respect to the old securities that has not been declared effective. Please tell us what your plans are with respect to this registration statement. You should consider the comments contained in this letter in the event that you amend the Form S-3.

2. Please provide a background section that summarizes the issuance of the old securities, the filing of the resale registration statement, the commencement of the exchange offer, and your intentions with respect to the resale registration statement.

Financial Statements
3. We note that you have incorporated by reference the financial statements for the year ended December 31, 2003. Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 6 to
Item 10 of Schedule TO and Q&A 7 in Section I.H of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 2001). Please revise to include the summary financial statements.

Registration Statement Cover Page
4. Please specify the amount of common stock issuable upon conversion of the new securities in the calculation of registration fee table and include this amount on the cover page of the prospectus.

5. Please register the rights that would be attached to shares of common stock issuable upon conversion of the new securities.
Ensure
that counsel`s legality opinion covers the enforceability of the company`s obligations under the rights as well.

The Exchange Offer, page 3
6. Please add the new disclosure that you faxed to us on November 2nd and add a brief statement that explains why the new conversion terms of the new debentures will result in the shares issuable upon conversion of the new securities not being included in your fully diluted shares outstanding.

Principle Differences Between the Old Securities and the New
Securities, page 6
Settlement Upon Conversion, page 6
7. We note that there is a difference in the type of consideration issued upon conversion, but please clarify whether there is a difference in the method of calculating the amount payable upon conversion.

8. Please include the differences in tax treatment in this section.

The New Securities, page 8
9. Please state whether or not any periodic evidence is required to be furnished as to the absence of a default or compliance with the terms of the Indenture. In this regard, we note that Section 4.03 of the Indenture appears to provide for annual delivery of a compliance certificate to the Trustee.

Conversion Rate, page 8
10. The notes have an "initial" conversion rate of 19.5086 shares per
$1000 principal amount. Please expand to briefly discuss how and when the conversion price may change.

11. We note that the consideration for the new notes will mainly consist of cash as opposed to common stock. Please make this difference clear. Please also clarify at what price for your common stock holders will begin to receive common stock upon conversion and disclose the most recent date on which your common stock traded at or above that price.

12. Please clarify that if the "daily conversion value" is less than
$200, holders will receive less than the principal amount of the securities. Please also disclose the market price for the common stock that results in a daily conversion value of $200.

Ranking, page 9
13. Please clarify the amount of outstanding debt to which the new securities are subordinate.

Risk Factors, page 12
An active trading market for the New Securities may not develop, page
12
14. Please clarify whether an active trading market for the old securities exists.

15. Please disclose the price at which your common stock must trade in order for holders to convert the new securities and disclose when your common stock last traded at that price.

Forward-Looking Information, page 15
16. The last sentence in this section appears to be inconsistent with your obligation to update information presented in the offer materials, should that information change materially. See Rule
13e-
4(c)(3). Please revise.

The Exchange Offer, page 17
Conditions to the Exchange Offer, page 17
17. Please refer to the introductory paragraph where you have included language suggesting that once a condition has failed, you may decide in your reasonable judgment whether it is advisable to proceed with the offer. Please note that when a condition is "triggered" and you decide to proceed with the offer anyway (i.e., because you decided that it was not "inadvisable"), we believe that this decision constitutes a waiver of the triggered condition. As you are aware, waiver of a material offer condition may require an extension of the offer and dissemination of amended offering materials. You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.

Letter of Transmittal, page 20
18. Disclosure here and in the letter of transmittal states that tendering holders waive any and all rights with respect to the Old Securities and release you from any and all claims they may have arising out of or related to the Old Securities. Please revise to clarify that tendering holders are not waiving or releasing any claims that they may have now or in the future under the federal securities laws.

Withdrawal of Tenders, page 21
19. Please revise to disclose the withdrawal rights that are available to holders pursuant to Rule 13e-4(f)(2)(ii).

Dealer Manager, page 23
20. You do not mention payment of soliciting dealer fees here, but in the next section, you reference fees or other commissions that may be payable to the dealer manager. Please clarify whether you will pay soliciting dealer fees or commissions based on the number of securities tendered into this exchange offer. If so, please be aware that we object to such fees as a violation of Rule 13e-4(f)(8)(ii) when paid for securities tendered for the dealer manager`s own account.

Description of New Securities, page 24
Required Notices and Procedures, page 33
21. We note that holders who elect to require you to purchase new securities must submit the purchase notice at least five business days prior to the purchase date. It does not appear that this requirement satisfies Rule 14e-1(a). Please advise or revise. For example, will the "put" feature you describe be subject to Rule 13e-4 and/or Regulation 14E?

Undertakings, page II-3
22. Please include the 512(a) undertaking, as it appears the exchange offer may last for more than 30 days. See Rule 415(a)(1)(ix).

23. We note your inclusion of the undertaking in Item 512(i).
Please
tell us what information has been excluded from the prospectus in reliance on Rule 430A.




Exhibits
Legality Opinion
24. Please delete the final sentence where you state the opinion may only be used in connection with the offer and sale of the securities and only while the registration statement is in effect. You may not limit an investor`s reliance on the opinion to the occurrence of certain events and time periods.

Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct accounting comments to Nudrat Salik at (202)
942-
7769 or, in her absence, to John Hartz at (202) 942-1798. Direct questions on other disclosure issues to Chris Edwards at (202) 942-
2842 or Christina Chalk, Special Counsel, Office of Mergers and Acquisitions, at (202) 942-2948. You may also call the undersigned
Assistant Director at (202) 942-1950, who supervised the review of your filing.



Sincerely,



Pamela A. Long
Assistant Director

Cc:	Keith F. Higgins, Esq.
Julie H. Jones, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
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David A. Pace
Reebok International Ltd.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE